EXHIBIT 99.1

NEXEN INC.

Annual General Meeting of Shareholders
of
Nexen Inc. ("Nexen")

April 25, 2012

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

1.	Each of the thirteen director nominees proposed by management were elected by a vote, conducted by ballot as follows:

Director	Votes For		Votes Withheld
	Number	Percent	Number	Percent

William B. Berry	367,207,823	94.43%	21,657,781	5.57%
Robert G. Bertram	386,910,181	99.50%	1,955,423	0.50%
Thomas W. Ebbern	387,143,976	99.56%	1,721,628	0.44%
S. Barry Jackson	361,381,581	92.93%	27,484,023	7.07%
Kevin J. Jenkins	359,498,163	92.45%	29,367,441	7.55%
A. Anne McLellan, P.C., O.C.	371,241,766	95.47%	17,623,838	4.53%
Eric P. Newell, O.C.	386,821,100	99.47%	2,044,504	0.53%
Thomas C. O’Neill	359,672,769	92.49%	29,192,835	7.51%
Kevin J. Reinhart	387,090,026	99.54%	1,775,578	0.46%
Francis M. Saville, Q.C.	380,162,665	97.76%	8,702,939	2.24%
Arthur R. A. Scace, C.M., Q.C.	386,893,496	99.49%	1,972,108	0.51%
John M. Willson	379,995,811	97.72%	8,869,793	2.28%
Victor J. Zaleschuk	380,248,141	97.78%	8,617,463	2.22%

2.
The appointment of Deloitte & Touche LLP, Chartered Accountants, to serve as the independent auditors for 2012 was approved by a show of hands.  Proxies of 397,793,183 (98.49%) for and 6,099,104 (1.51%) withheld were received.

3.
The advisory resolution accepting the approach to executive compensation disclosed in Nexen’s management proxy circular delivered in advance of the meeting was approved by a vote, conducted by ballot, of 339,151,337 (87.22%) for and 49,711,394 (12.78%) against.